UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: October 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On October 17, 2022, the Board of Directors (the “Board”) of Maxeon Solar Technologies, Ltd (the “Company”) appointed Sean Wang to serve as a member of the Board and as a member of the Company’s Coordination Committee. Sean Wang is a designee of Zhonghuan Singapore Investment and Development Pte. Ltd (“TZE”), pursuant to the Shareholders Agreement dated August 26, 2020, between the Company, TZE and TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS, and is replacing Wang Yan, whose resignation from the Board was effective immediately upon Sean Wang’s appointment.

Mr. Wang is the Executive President of International Operations for TZE. Prior to his role at TZE, he was Chairman of Shanghai E-Talent Digitech Investment from October 2019 to June 2022. Earlier, Mr. Wang served as the Senior Vice President and Chief Investment Director of ENN Group from March 2018 to September 2019 and has held senior management roles at ENN Energy Holdings Limited. Prior to this, Mr. Wang was a managing partner at Sino-Sin Investment Fund and an Executive Director and Chief Financial Officer at China Rongsheng Heavy Industries Group and has held various other executive leadership roles during his career. Mr. Wang graduated from Hamline University in 1986 with a Bachelor of Economics and from the Carlson School of Management at the University of Minnesota with a Master of Business Administration in 1989.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

October 19, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer